UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Riverside Forest Products Limited (Registrant)

Date October 7, 2004	By:	“Michael E. Moore”
(Signature)

Michael E. Moore, CFO (Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:   News Release dated October 6, 2004

EXHIBIT A

RIVERSIDE LIMITED DURATION SHAREHOLDER RIGHTS PLAN TAKES EFFECT FOLLOWING BC SUPREME COURT RULING

KELOWNA, October 6, 2004 — Riverside Forest Products Limited (TSX: RFP) announced today that the Limited Duration Shareholder Rights Plan announced yesterday came into effect following a British Columbia Supreme Court ruling this morning that rendered the original shareholder rights plan null and void for technical reasons.

The purpose of the Limited Duration Plan is to give Riverside’s shareholders the benefits afforded by the original rights plan by encouraging the fair treatment of Riverside shareholders, providing them with time to consider the alternatives before them, and discouraging creeping take-overs.

The Limited Duration Plan will automatically terminate on the earlier of 180 days from today or the date on which an acquirer owns at least 50.1% of Riverside’s shares after taking up shares pursuant to a formal take-over bid for all of Riverside’s shares made in compliance with Canadian securities laws.

The company will file a Material Change Report today, attaching a copy of the Limited Duration Plan. This will be available on SEDAR at www.sedar.com.

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Media Contact:	Longview Communications
	Josh Pekarsky	David Ryan
	(604) 694-6030	(604) 694-6031

Investor Contact:	Michael E. Moore, CFO
Riverside Forest Products Limited
(250) 861-6904